SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: November 30, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

ARMAGH GROUP, INC.

(Name of Issuer)

Series A Convertible Preferred Stock

(Title of Class of Securities)

042-163-105

(CUSIP Number)

Gerardo M. Balboni II, Esq.
5 Concourse Parkway, Suite 900, Atlanta, GA 30328
(404) 812-3111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 26, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 042-163-105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William R. Dunavant

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000,000 Shares

	8.	Shared Voting Power 0 Shares

	9.	Sole Dispositive Power 4,000,000 Shares

	10.	Shared Dispositive Power 0 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 33.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

                This statement relates to Series A Convertible Preferred Stock, par value $.001 per share of ARMAGH Group, Inc.  Series A Convertible Preferred Stock is convertible at any time into shares of Common Stock, par value $.001 of the Company and will automatically convert into Common Stock at upon the completion of the reverse stock split described in the Information Statement on Schedule 14C filed by the Company on December 3, 2002.  The principal executive offices of ARMAGH Group, Inc. are located at 1650 Oakbrook Drive, Suite 405, Norcross, GA  30093.

Item 2.	Identity and Background

                The individual filing this Schedule 13D is:  William R. Dunavant.  Mr. Dunavant’s business address is 1650 Oakbrook Drive, Suite 405, Norcross, GA  30093.  Mr. Dunavant is the Director of Business Development of ARMAGH Group, Inc.  Mr. Dunavant, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Dunavant is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

                Pursuant to a Amended and Restated Stock Exchange Agreement dated November 19, 2002, by and among ARMAGH Group, Inc., OVT, Inc., Richard E. Bennett, Jr., Robert J. Walters, and William R. Dunavant (the “Stock Exchange Agreement”), Mr. Dunavant acquired 4,000,000 shares of Series A Convertible Preferred Stock of ARMAGH Group, Inc. in exchange for 4,000,000 shares of OVT, Inc. Common Stock.  Upon consummation of the transactions contemplated by the Stock Exchange Agreement, OVT, Inc., became a wholly owned subsidiary of ARMAGH Group, Inc.  More information concerning this transaction is contained in the Current Report on Form 8-K filed by the ARMAGH Group on December 3, 2002.

Item 4.	Purpose of Transaction
Mr. Dunavant acquired 4,000,000 shares of Series A Convertible Preferred Stock of ARMAGH Group, Inc. for investment purposes.

Item 5.	Interest in Securities of the Issuer

                Mr. Dunavant has sole voting and dispositive power of 4,000,000 shares of Series A Convertible Preferred Stock of ARMAGH Group, Inc., which is 33.3% of the total number of outstanding shares of Series A Convertible Preferred Stock of ARMAGH Group, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2002
Date
/s/ William R. Dunavant
Signature
Individual
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)